UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2008            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated January 17, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: January 23, 2008	By: /s/ Christine West Christine West Chief Financial Officer

UPDATE ON LAND ACQUISITION AND PERMITTING ON PORTAL’S

SLICK ROCK URANIUM PROJECT

Portal Resources Ltd. (TSX Venture Exchange – Symbol: PDO) is pleased to provide a progress report on the Company’s Slick Rock uranium project located in the southern portion of the prolific Uravan Mineral District in Colorado which has historically produced over 84 million pounds of uranium oxide ( U3O8 ) and 220 million pounds of vanadium oxide ( V2O5 ).

The company has added to its property position through the acquisition by staking of six Bureau of Land Management claims totaling approximately 100 acres. These claims, which are contiguous with Portal’s existing properties, cover at least one area of closely spaced holes drilled in the 1970’s on a zone of uranium mineralization located approximately two miles to the northeast on what is believed to be the mineralized trend that hosts the past producing Wilson and Silver Bell mines.

As previously announced, Portal plans to carry out a 3500 meter drill program in early spring of 2008. The planned program will consist of 15 holes to a depth of 200 meters. Compilation of previous work carried out in the 1970’s and 1980’s on the properties, has identified several areas of previous drilling with hole spacing of 50 to 150 meters which, historically in the district, indicates drilling on uranium mineralized zones. Portal plans to further define these mineralized areas through drilling both within them and on projected extensions.

Permitting for the planned drill program is proceeding well with applications having been submitted in late 2007. The permits anticipated to be issued in March will allow for the drill program to commence in the spring of 2008.

“The Slick Rock project is an exciting opportunity to explore for new orebodies in this prolific district and we are very excited with the upcoming drill program which will be the first drilling in over 20 years on these historic mineralized trends.” states Bruce Winfield, President of Portal.

Mr. Alex Boronowski, P.Geo, British Columbia is the designated Qualified Person in accordance with the guidelines of National Instrument 43-101 and is responsible for the program design and quality control of exploration undertaken by the Company on the Slick Rock program.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President, CEO and Director

No securities regulatory authority or stock exchange has reviewed or accepts responsibility for the adequacy or accuracy of this release.

Portal Resources Ltd. was founded in 2004 and is a natural resource company, based in Vancouver and focused on the exploration and development of high potential uranium, gold-silver and copper-gold projects in Argentina and the U.S.A. The company currently controls over 1,200 square miles of mineral rights in three primary project areas. A description of these projects, including maps and photographs can be viewed on the company’s website at www.portalresources.net

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.